Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of TRI Pointe Homes, Inc. for the registration of its 4.375% Senior Notes due 2019 and its 5.875% Senior Notes due 2024 and to the incorporation by reference therein of the following filed with the Securities and Exchange Commission:

1) Our report dated February 27, 2014, with respect to the consolidated financial statements of TRI Pointe Homes, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013,

2) Our report dated March 12, 2015, except for Note 22, as to which the date is April 15, 2015, with respect to the consolidated financial statements of TRI Pointe Homes, Inc., included in its Current Report on Form 8-K dated April 15, 2015.

/s/ Ernst & Young LLP

Irvine, California

April 15, 2015